UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Aries I Acquisition Corporation

Full Name of Registrant

N/A

Former Name if Applicable

23 Lime Tree Bay, P.O. Box 1569

Address of Principal Executive Office (Street and Number)

Grand Cayman, Cayman Islands, KY-1110

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Aries I Acquisition Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2022 (the “Form 10-Q”) within the prescribed time period. While there can be no assurances, the Company is working to file its Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date pursuant to the extension provided by Rule 12b-25.

On August 9, 2022, the management and Audit Committee of the Company, after consultation with Marcum LLP, the Company’s independent registered public accounting firm, concluded (1) that the financial statements included in the following Company periodic reports filed with the SEC contained errors related to the inaccurate reporting of the Class A ordinary shares subject to possible redemption at redemption value: (i) the Form 8-K, filed on May 28, 2021 (the “8-K”); (ii) the Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, filed on August 16, 2021 (and subsequently amended on March 30, 2022) (as amended, the “June 2021 10-Q”), (iii) the Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed on November 22, 2021 (and subsequently amended on March 30, 2022) (as amended, the “September 2021 10-Q”), (iv) the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed on May 16, 2022 (the “March 2022 10-Q” and, collectively with the June 2021 10-Q and the September 2021 10-Q, the “10-Qs”), and (v) the Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 31, 2022 (the “10-K”), and (2) that the financial statements included in the 8-K, the 10-Qs and the 10-K should no longer be relied upon. In light of these errors, the Company plans to amend and restate the financial statements included in the 10-Qs and the 10-K, which amendments and restatements will be filed as soon as practicable.

The Company does not expect any of the above changes will have any impact on its cash position and cash held in the trust account. Following the conclusion of the amendments and restatements, the Company anticipates that it will be in a position to file the Form 10-Q.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Paul Wolfe	(630)	386-5288
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒   No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐   No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-looking Statements

This Form 12b-25 contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are identified by words such as “anticipate,” “estimate,” “will,” “predict,” and the negatives thereof or other comparable terminology or by the context in which they are made. These forward-looking statements are estimates reflecting the best judgment of senior management and reflect our current expectations regarding the filing of the Quarterly Report on Form 10-Q. These expectations may or may not be realized. Some of these expectations may be based on beliefs, assumptions or estimates that may prove to be incorrect, which could result in our expectations not being realized or otherwise materially affect our ability to file the Quarterly Report on Form 10-Q within the five-day extension period provided by the rules of the U.S. Securities and Exchange Commission. Such risks and uncertainties include, but are not limited to, those risks and uncertainties described in greater detail in our filings with the Securities and Exchange Commission. Any forward-looking statements contained herein speak only as of the date of this Form 12b-25 and we undertake no obligation to revise or update any forward-looking statements for any reason, except as required by law.

Aries I Acquisition Corporation

(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 15, 2022	By:	/s/ Paul Wolfe
	Name:	Paul Wolfe
	Title:	Chief Operating Officer